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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)*

                                STEELCASE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   858155203
--------------------------------------------------------------------------------
                                 (Cusip Number)

                               December 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X] Rule 13d-1 (b)
    [ ] Rule 13d-1 (c)
    [ ] Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                               Page 1 of 8 pages

                                      13G


CUSIP No. 858155203


1.    Name of Reporting Person:
      I.R.S. Identification Nos. of above persons (entities only):

      FIFTH THIRD BANCORP                                             31-0854434
      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a)  [X]
      (b)  [ ]

      --------------------------------------------------------------------------
3.    SEC Use Only:

      --------------------------------------------------------------------------
4.    Citizenship or Place of Organization:
                                                                            OHIO
      --------------------------------------------------------------------------
      This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp's subsidiaries and are deemed beneficially owned:



                                5.    Sole Voting Power:
     NUMBER OF                                                 22,609,715 shares
       SHARES                   ------------------------------------------------
    BENEFICIALLY                6.    Shared Voting Power:
      OWNED BY                                                 29,753,270 shares
        EACH                    ------------------------------------------------
     REPORTING                  7.    Sole Dispositive Power:
    PERSON WITH                                                22,274,715 shares
                                ------------------------------------------------
                                8.    Shared Dispositive Power:
                                                               41,573,027 shares
                                ------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      73,449,929
      --------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                            [  ]
      --------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):
                                                                           59.0%
      --------------------------------------------------------------------------
12.   Type of Reporting Person:
                                                                              HC
      --------------------------------------------------------------------------


                               Page 2 of 8 pages

                                      13G


CUSIP No. 858155203
Schedule 13G
Page 3 of 8 pages

1.    Name of Reporting Person:
      I.R.S. Identification Nos. of above persons (entities only):

      FIFTH THIRD BANK - a Michigan Banking Corporation               31-0854434
      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a)  [X]
      (b)  [ ]

      --------------------------------------------------------------------------
3.    SEC Use Only:

      --------------------------------------------------------------------------
4.    Citizenship or Place of Organization:
                                                                        MICHIGAN
      --------------------------------------------------------------------------
      This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp's subsidiaries and are deemed beneficially owned:



                                5.    Sole Voting Power:
     NUMBER OF                                                 22,609,715 shares
       SHARES                   ------------------------------------------------
    BENEFICIALLY                6.    Shared Voting Power:
      OWNED BY                                                 29,753,270 shares
        EACH                    ------------------------------------------------
     REPORTING                  7.    Sole Dispositive Power:
    PERSON WITH                                                22,274,715 shares
                                ------------------------------------------------
                                8.    Shared Dispositive Power:
                                                               41,573,027 shares
                                ------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                      73,449,929
      --------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                            [  ]
      --------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):
                                                                           59.0%
      --------------------------------------------------------------------------
12.   Type of Reporting Person:
                                                                              BK
      --------------------------------------------------------------------------

Securities and Exchange Commission
Schedule 13G
Page 4 of 8 pages

ITEM 1(a).     NAME OF ISSUER:

               Steelcase Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               901 44th Street SE
               Grand Rapids, Michigan 49508

ITEM 2(a).     NAME OF PERSON FILING:

               (1)      Fifth Third Bancorp
               (2)      Fifth Third Bank - a Michigan Banking Corporation

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               (1)      Fifth Third Center, Cincinnati, Ohio 45263
               (2)      111 Lyon Street NW, Grand Rapids, Michigan 49503

ITEM 2(c).     CITIZENSHIP:

               (1)      Ohio
               (2)      Michigan

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock

ITEM 2(e).     CUSIP NUMBER:

               858155203

Securities and Exchange Commission
Schedule 13G
Page 5 of 8 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                   (a)  [ ]  Broker or dealer registered under Section 15 of the
                             Act;

                   (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act;

                   (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act;

                   (d)  [ ]  Investment company registered under Section 8 of the Investment Company Act;

                   (e)  [ ]  Investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E);

                   (f)  [ ]  Employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);

                   (g)  [X]  Parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);

                   (h)  [ ]  Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                   (i)  [ ]  Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                   (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 6 of 8 pages

ITEM 4.        OWNERSHIP

               This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp's subsidiaries and are deemed beneficially owned:

               (a)     Amount Beneficially Owned:             73,449,929 shares

               (b)     Percent of Class:                                 59.0%

               (c)     Number of shares as to which such person has:

                       (i)      Sole power to vote or to direct the vote
                                                               22,609,715 shares

                       (ii)     Shared power to vote or to direct the vote
                                                               29,753,270 shares

                       (iii)    Sole power to dispose or to direct the
                                disposition of                 22,274,715 shares

                       (iv)     Shared power to dispose or to direct the
                                disposition of                 41,573,027 shares


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               The securities covered by this Schedule are held in trust, agency or custodial capacities by Fifth Third Bank. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

Securities and Exchange Commission
Schedule 13G
Page 7 of 8 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Fifth Third Bank, a Michigan Banking Corporation of Fifth Third Bancorp.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

Securities and Exchange Commission
Schedule 13G
Page 8 of 8 pages


ITEM 10.       CERTIFICATIONS

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


                   Fifth Third Bancorp

                   /s/ Neal E. Arnold                 February 14, 2005
                   -------------------------------------------------------------
                   Executive Vice President, CFO      Today's Date
                   Fifth Third Bancorp